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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2003

                                  ATTUNITY LTD
                              (Name of Registrant)


              Einstein Building, Tirat Carmel, Haifa, Israel 39101
                     (Address of Principal Executive Office)

               Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F   X              Form 40-F __

               Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

               Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

               Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes __  No X

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

        This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333-11972, 333-12450 and 333-14140.


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                                  ATTUNITY LTD



6-K Items


1. Press Release re: Attunity And IBM Partner to Provide Adapters for WebSphere Application Server dated June 12, 2003.

                                                                          Item 1

Press Release                                                   Source: Attunity

Attunity And IBM Partner to Provide Adapters for WebShpere Application Server

Thursday June 12, 8:03 am ET

Attunity Brings J2EE Standard Integration to Mainframe and Legacy

WAKEFIELD, Mass.--(BUSINESS WIRE)--June 12, 2003-- Attunity Ltd. (NASDAQ: ATTU -
News), a leading provider of standards-based integration middleware for accessing mainframe, enterprise data sources and legacy applications, today announced a cooperative sales and marketing initiative for Attunity Connect adapters for IBM WebSphere Application Server.

The Attunity Adapter Suite for IBM WebSphere allows enterprises to seamlessly integrate with existing systems (e.g. CICS, IMS, VSAM, NonStop SQL) by exposing their functions and data as reusable services. The suite includes a comprehensive prebuilt adapter library, support for WebSphere interfaces including J2EE Connector Architecture (JCA), and the Attunity Studio plug-in to IBM WebSphere Studio to increase user productivity and easy of use.

"Attunity has been at the forefront with our support for the J2EE Connector Architecture standard and we are pleased to be recognized by IBM as a WebSphere Application Server Adapter Partner," said Dan Potter, vice president of marketing and business development at Attunity. "The combination of IBM WebSphere and the Attunity adapters offers enterprises with an end-to-end solution for legacy integration."

Attunity Connect for WebSphere provides standards-based integration middleware for accessing mainframe, enterprise data sources and legacy applications. Attunity's prebuilt adapter library includes adapters to all the common enterprise data sources, transaction systems and 3GL based legacy applications. Attunity Connect offers a real-time, direct integration solution, providing SQL and XML-based access through WebSphere supported standard interfaces. For data integration, Attunity offers clients with SQL based drivers including JDBC and XML. For application integration, Attunity offers clients with XML based APIs including JCA and SOAP.

For more information on the Attunity Connect for WebSphere, contact Attunity at info@attunity.com or visit the Attunity website at http://www.attunity.com/products/ConnectWebSphere.asp

About Attunity Ltd.

Attunity(TM) is a leading provider of standards-based integration middleware for accessing mainframe, enterprise data sources and legacy applications.

Founded in 1987 and traded on the NASDAQ exchange, Attunity's worldwide operations support over 1,000 direct end-users including many of the Fortune 1000. Through distribution and OEM agreements with global-class partners such as Oracle and HP, Attunity-based solutions are deployed on tens of thousands of systems worldwide.

The Attunity Connect product family provides standards-based access to over 35 data sources on 20 different computing platforms. Attunity Connect adapters reside natively on each target platform and provide enterprise-class integration capabilities such as real-time read/write access, distributed transaction management, heterogeneous joins between relational and non-relational data sources, and optimized query execution. Attunity Connect makes legacy systems accessible through SQL and XML based interfaces including JDBC, ODBC, JCA, COM and SOAP.

Attunity's products are available through direct sales and support offices in the United States, the United Kingdom, France, Israel, the People's Republic of China, and Australia, as well as distributors in Japan, S.E. Asia, Europe and Latin America. For more information, visit www.attunity.com or email info@attunity.com.

About IBM WebSphere

IBM is the world's largest information technology company, with eighty years of leadership in helping all types of computing platforms, allowing customers to take full advantage of the new era of e-business. IBM WebSphere is the market-leading Internet infrastructure software, or middleware, for creating, running and integrating e-business applications across a variety of computing platforms. Built on open standards such as J2EE(tm), XML and the new Web services standards, and endowed with IBM's core strengths of reliability, scalability and security, WebSphere server software and development tools are used by tens of thousands of customers and have shown fourteen consecutive quarters of double-digit sales growth.

For more information, visit www.ibm.com/websphere

Copyright (C) 2003 Attunity Ltd. All rights reserved.


Attunity, the Attunity logo, Application Adapter Framework, Attunity AAF, Attunity Connect and Web Services Process Integration are trademarks of Attunity Ltd. All other marks are the property of their respective owners.

o (Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors, including but not limited to risks and product technology development, market acceptance of the products and continuing product demand, the impact of competitive products and pricing, changing economic conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the company's most recent annual report and other filings with the Securities and Exchange Commission.)


__________________
Contact:
     Attunity
     Dan Potter, 781/213-5204
     dpotter@attunity.com

                                    SIGNATURE


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            ATTUNITY LTD
                                            ------------
                                              (Registrant)



                                            By: /s/Arie Gonen
                                                -------------
                                                Chairman




Date:  June 12, 2003